TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

02015036

RECEIVED FEB 05 2002 359

1 November 2001

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

SUPPL

Re: TABCORP Holdings Limited -- Rule 12g3-2(b)
Exemption
File No. 82-3841

Dear Sirs

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at (03) 9868 2112.

Very truly yours

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Peter Caillard
General Counsel and Company Secretary

Enc.

ANNUAL GENERAL MEETING ADDRESS

M.B. Robinson
Chairman

The year ended 30 June 2001 produced a record profit for the Company in one of its most challenging years.

Ross Wilson will say a few words about the Company's performance shortly but I would like to mention a couple of highlights. The dividends paid by TABCORP last financial year increased from 47 cents to 51 cents per share. These dividends were fully franked. Our ability to once again increase dividends was assisted by an increase in profit after tax by 7.4% to nearly $188 million. This growth was achieved by controlling costs and working with our venues to provide some of the most popular forms of entertainment.

This strong result was achieved in an uncertain economic climate which undoubtedly impacted on consumer confidence. It has been pleasing to see that our share price has held relatively firm despite share market volatility in recent months. We believe this is largely due to three factors:

1. our record of paying consistently high dividends;

2. the Company's financial strength; and

3. our lack of exposure to countries affected by the tragic events of recent months.

Of course, we are always looking at increasing shareholder return, wherever possible.

Gaming Machine Levy

You will recall that I wrote to shareholders on two occasions about a recommendation made by the Victorian Business Tax Review Committee to impose a discriminatory tax on TABCORP of approximately $55 million per annum. I would like to express my appreciation to the overwhelming number of shareholders who wrote to the Victorian Government expressing concern about this issue. I have no doubt that this response was a factor in the government's decision to reject this recommendation and impose a much lower additional tax of approximately $16 million. Although the imposition of any additional tax was disappointing, it was pleasing to see that the hard work of management and the Company's shareholders produced some positive effect.

Extent Of Government Regulation

The year has also seen an unprecedented array of legislative change – particularly in relation to the Company's Victorian gaming operations. For example, we have seen the imposition of regional caps, restrictions on 24 hour trading, new advertising regulations, as well as regulations mandating the inclusion of a clock on every gaming machine. We find it difficult to see that many more restrictions could be imposed on gaming in this State. However, we will continue to speak to the Government and advocate that a rational and considered approach must be adopted.

Problem Gambling

I would like to take a couple of moments to say a few words about TABCORP's commitment to responsible gambling. Recently, we have heard a number of suggestions to take some of the "enjoyment" out of our products, in an attempt to reduce problem gambling. Many of these proposed reforms are not based on research and we question whether they are properly targeted to the very small proportion of people that have experienced problems.

TABCORP is committed to assisting problem gamblers. This approach is clearly in the long term interests of all of the Company's shareholders. Action taken by your Company in this area includes:

- displaying responsible gambling material and information about support services in all venues;
- placing signs on all gaming machines;
- training gaming staff in the responsible service of gaming; and
- establishing a self exclusion program for customers who wish to ban themselves from gaming areas.

TABCORP has also adopted a Code of Practice based on the Australian Gaming Council's Code of Practice which contains a number of additional measures, including training staff to identify certain signs which may indicate that a person has a problem, and to offer assistance. I should add that Ross Wilson is Chairman of the Australian Gaming Council and I congratulate him on this work.

The Company's employees should be proud of the leadership they have shown in this area and we will continue to work towards ensuring that a more balanced view is given by all sections of the media and that a properly informed discussion takes place.

I would like to emphasise yet again that the overwhelming majority of our customers enjoy their gaming experience and do so without harm to themselves or to any other people. The public debate seems focused on the small minority who have a problem, rather than the hundreds and thousands of Victorians who enjoy visiting our venues and the amenities which are provided.

Community Support

I would also like to say a few words about some of the many worthwhile causes which have received support from TABCORP. TABCORP has continued its sponsorship of Surf Life Saving Victoria. This sponsorship is about to enter its fifth year. We have also supported the Centenary of Federation celebrations in Victoria as well as the Williamson Community Leadership Program.

Other worthwhile charitable organisations to receive donations from TABCORP include the Anti-Cancer Council of Victoria, the Sydney Breast Cancer Foundation, the M.S. Society, The Centre for Eye Research and The Wesley Central Mission.

This is in addition to the many community projects that have been supported through the Tabaret Community Assistance program. Through this program, TABCORP joins its venues to support important local community projects such as the Helimed Helicopter Ambulance Service in Gippsland, the safe taxi ranks in Bendigo and Ballarat and the purchase of an X-Ray machine for the Geelong Hospital.

Concise Annual Report

You will have noticed that, for the first time, the Company has produced a Concise Annual Report, which contains fewer glossy photographs. This has been well received by shareholders and, in addition to conserving paper, has produced considerable savings which contributes to maximising shareholder returns.

Shareholding Restrictions

As mentioned in the Explanatory Memorandum, the Company has requested that the Victorian Government lift the individual shareholding restriction from 5 to 10 per cent and remove the foreign ownership restriction. The Company has had consultation with senior members of the Victorian Government who have indicated that the Government will look favourably upon the proposed amendments.

These changes will require amendments to the existing gaming legislation. However, it is very pleasing that the Victorian Government understands the current climate of international capital markets and the need to not unnecessarily restrain trading in this company's shares.

Conclusion

It is now one of the busiest times of the year for the Company – The Spring Racing Carnival. This event seems to grow bigger every year and those going to the races will notice that we have more betting sites at Flemington than ever before. The Spring Racing Carnival is clearly one of this country's major events, attracting people from interstate and overseas.

Despite the rather uncertain outlook for the economy as a whole, we have made a solid start to the year. We are continuing to seek improved efficiency in our operations and we believe that this year we will achieve financial results which shareholders will consider to be satisfactory.

TABCORP HOLDINGS LIMITED

2001 Annual General Meeting

TABCORP

Key Features

- Operating revenue — $1,811.6 million - up 13.5%
- Profit after tax — up 7.4% to $187.7 million
- International rebate program suspended
- Profit after tax excluding international rebate play — up 16.3%
- Full year dividend 51 cents fully franked - up 8.5%
- Dividends paid — $189.9 million
- Payments to Victorian racing industry — $236.8 million
- Taxes on gambling — $705 million
- Debt paydown — $70.5 million

TABCORP

TABCORP's Financial Performance

Net Revenue



$ million
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
622.1
733.7
17.9%
815.6
11.2%
938.0
15.0%
1,066.2
13.7%
1,595.8
49.7%
1,811.6
13.5%
94/95
95/96
96/97
97/98
98/99
99/00
00/01
Wagering
Gaming
Star City

TABCORP

TABCORP's Financial Performance

Profit After Tax



$ million
200
180
160
140
120
100
80
60
40
20
0
68.5
87.2
27.3%
100.8
15.6%
121.3
20.4%
143.3
18.2%
174.8
21.9%
165.0
15.1%
187.7
7.4%
192.0
16.3%
94/95
95/96
96/97
97/98
98/99
99/00
00/01
As reported
Excluding international rebate play

TABCORP

Wagering Financial Performance


$ million
Net Revenue
400
350
300
250
200
150
100
50
0
311.2
312.7
311.8
329.3
353.0
363.1
380.3
94/95
95/96
96/97
97/98
98/99
99/00
00/01
+4.7%


$ million
PBIT
60
50
40
30
20
10
0
30.2
32.9
33.1
37.5
43.7
47.6
52.5
94/95
95/96
96/97
97/98
98/99
99/00
00/01
+10.3%


Profit Margin
(PBIT/ Net Revenue)
%
15
14
13
12
11
10
9
8
94/95
95/96
96/97
97/98
98/99
99/00
00/01

TABCORP

Wagering Going Forward

- Efficiency improvement
- Focus on distribution
- New products

TABCORP

Gaming Financial Performance


$ million
Net Revenue
900
800
700
600
500
400
300
200
100
0
310.9
421.0
503.8
608.7
713.2
794.3
846.3
94/95
95/96
96/97
97/98
98/99
99/00
00/01
+6.5%


$ million
PBIT
250
200
150
100
50
0
67.5
96.4
117.2
146.3
176.4
202.0
218.4
94/95
95/96
96/97
97/98
98/99
99/00
00/01
+8.1%


Profit Margin
(PBIT/ Net Revenue)
%
26
25
24
23
22
21
20
94/95
95/96
96/97
97/98
98/99
99/00
00/01

TABCORP

Gaming Going Forward

- Venue enhancement
- Improve customer service
- Product updates

TABCORP

Star City Financial Performance

As Reported

Net Revenue



$m
650
600
550
500
450
400
350
300
608.8
584.9
1999/00
2000/01

-3.9%

PBIT



$m
140
120
100
80
60
40
20
0
114.1
112.3
1999/00
2000/01

-1.6%

Excluding Int'l Rebate Play

Net Revenue



$m
650
600
550
500
450
400
350
300
566.2
578.1
1999/00
2000/01

+2.1%

PBIT



$m
140
120
100
80
60
40
20
0
90.1
118.8
1999/00
2000/01

+31.8%

TABCORP

Star City Going Forward

- Promote Star City as unique destination
- Ensure food and beverage meets customer needs
- Continue efficiency improvements

TABCORP

Responsible Gambling

- Committed to problem gambling issues
- TABCORP Responsible Gambling Code
- Staff training on responsible gambling

TABCORP

Responsible Gambling Codes


AUSTRALIAN GAMING COUNCIL
RESPONSIBLE GAMING CODE
A FRAMEWORK FOR RESPONSIBLE GAMING
RESPONSIBLE GAMBLING CODE
TABCORP

TABCORP


Cents & sensibility
Avoid the disappointment
of spending more than you
planned. Set a limit before you
begin and enjoy yourself.
TABARET.
If gambling becomes a problem contact GAMBLER'S HELP
1 800 156 789

TABCORP

Para ve Duyarlı Olmak

التفكير العقلاني والإحساس بالمسئولية

Tasarladığınızdan fazla harcamaktan kaçınınız. Oyuna ve eğlenmeye başlamadan önce kendinize bir sınır koyunuz. Kumar bir soruna dönüşürse, aşağıdaki numaradan Gambler's HELP'ı arayınız.

عندما تقامروا بنقودكم، فكروا بعقل واصرفوا بحساب، واستمتعوا باللعب. إذا أصبح القمار مشكلة اتصلوا بخط GAMBLER'S HELP على الرقم أدناه

TABARET.

1 800 156 789

TABCORP

“I think it’s a fantastic idea, I don’t have any problems with the ideas there. I think they’re excellent.”

Colleen Lovelle- Problem Gambling Counsellor

“It’s great to see the gaming industry working together to tackle problem gambling”

Senator Vanstone- Minister for Family and Community Services

“I support what they are trying to do”

Daniel Leesong- AHA Director Tasmania

“The Government welcomes the Responsible Gaming Code”

Hon. Steve Bracks- MP Premier Victoria

“Good Move”

Mike Hill- Secretary Victorian Local Governments Associates

TABCORP

Revenue Performance 2001/02

Year to Date 27 October 2001


Total
Star City
Gaming
Wagering
$589m
188
281
120
$617m
198
291
128
4.6%
5.1%
3.3%
6.8%
2000/01
2001/02

TABCORP

Conclusions

- Uncertain times
- Strong financial position
- Further potential to be realised at Star City
- Expect double digit profit growth 2001/02

TABCORP

TABCORP